As filed with the Securities and Exchange Commission on January 30, 2009.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HAMPTON ROADS BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Virginia	6021	54-2053718
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

999 Waterside Dr., Suite 200

Norfolk, Virginia 23510

(757) 217-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jack W. Gibson

Vice Chairman and Chief Executive Officer

Hampton Roads Bankshares, Inc.

999 Waterside Drive

Suite 200

Norfolk, Virginia 23510

(757) 217-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William A. Old, Jr.

Williams Mullen

999 Waterside Drive, Suite 1700

Norfolk, Virginia 23510

(757) 622-3366

Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on the Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registration is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Fixed Rate Cumulative Perpetual Preferred, Series C, no par value per share	80,347	$1,000 (1)	$80,347,000 (1)	$3,157.64
Warrant to Purchase Common Stock, $0.625 par value per share, and underlying shares of Common Stock (2)	1,325,858 (2)	$9.09 (2)	$12,052,049 (3)	$473.65
TOTAL:			$92,399,049	$3,631.29

(1)	Calculated in accordance with Rule 457(a) and includes such additional number of shares of Fixed Rate Cumulative Perpetual Preferred, Series C, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends or similar transactions.

(2)	There are being registered hereunder (a) a warrant for the purchase of 1,325,858 shares of common stock with an initial per share exercise price of $9.09, (b) the 1,325,858 shares of common stock issuance upon exercise of such warrant and (c) such additional number of shares of common stock, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends and certain anti-dilution provisions set forth in such warrant, which shares of common stock are registered hereunder pursuant to Rule 416.

(3)	Calculated in accordance with Rule 457(i) with respect to the per share exercise price of the warrant of $9.09.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is included in a registration statement that we filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 30, 2009

Prospectus

HAMPTON ROADS BANKSHARES, INC.

FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C

WARRANT TO PURCHASE 1,325,858 SHARES OF COMMON STOCK

1,325,858 SHARES OF COMMON STOCK

This prospectus relates to the potential resale from time to time by selling securityholders of some or all of the shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, or the Series C Preferred Stock, a warrant to purchase 1,325,858 shares of our common stock, or the warrant, and any shares of our common stock issuable from time to time upon exercise of the warrant. In this prospectus, we refer to the shares of Series C Preferred Stock, the warrant and the shares of common stock issuable upon exercise of the warrant, collectively, as the securities. The Series C Preferred Stock and the warrant were originally issued by us pursuant to the Letter Agreement dated December 31, 2008, and the related Securities Purchase Agreement — Standard Terms, between us and the United States Department of the Treasury, which we refer to as the initial selling securityholder, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

The initial selling securityholder and its successors, including transferees, which we collectively refer to as the selling securityholders, may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.

We will not receive any proceeds from the sale of the securities by the selling securityholders.

Neither the Series C Preferred Stock nor the warrant is listed on an exchange. Unless requested by the initial selling securityholder, we do not intend to list the Series C Preferred Stock on any exchange. We do not intend to list the warrant on any exchange.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “HMPR.” On January 29, 2009, the closing price of our common stock on the Nasdaq Global Select Market was $8.8199 per share. You are urged to obtain current market quotations of our common stock.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 3.

Our principal executive offices are located at 999 Waterside Drive, Suite 200, Norfolk, Virginia 23510 and our telephone number is (757) 217-1000.

Our Internet address is http://www.hamptonroadsbanksharesinc.com.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is                     , 2009.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer and sell, in one or more offerings, the securities described in this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is offering to sell, and is seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling securityholders. The prospectus supplement may add, update or change information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. We urge you to read this prospectus and, if applicable, any prospectus supplement together with additional information described under the headings “Available Information” and “Incorporation of Certain Documents by Reference.”

As used in this prospectus, “Hampton Roads Bankshares, Inc.,” “the Company,” “we,” “us,” and “our” refer to Hampton Roads Bankshares, Inc. and its subsidiaries.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission (the “SEC”). You may read and copy any of these filed documents at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Our Internet address is www.hamptonroadsbanksharesinc.com. The Company makes available on its website, free of charge, its periodic and current reports, proxy and information statements and other information we file with the SEC and amendments thereto as soon as reasonably practicable after the Company files such material with, or furnishes such material to, the SEC, as applicable. Unless specifically incorporated by reference, the information on our website is not part of this prospectus.

This prospectus is part of a Registration Statement and does not contain all of the information included in the Registration Statement. Whenever a reference is made in this prospectus or any prospectus supplement, if applicable, to any contract or other document of ours, you should refer to the exhibits that are a part of the Registration Statement for a copy of the referenced contract or document. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering covered by this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 11, 2008;

•

Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 9, 2008; for the quarter ended June 30, 2008 filed with the SEC on August 11, 2008; and for the quarter ended September 30, 2008 filed with the SEC on November 5, 2008;

•

Our Current Reports on Form 8-K filed with the SEC on January 9, 2008, January 23, 2008, January 24, 2008, January 28, 2008, February 25, 2008, March 12, 2008, March 14, 2008, April 23, 2008, April 25, 2008, April 29, 2008, May 22, 2008, May 29, 2008, June 2, 2008 (as amended on July 30, 2008), July 23, 2008, July 24, 2008, August 4, 2008, August 7, 2008, August 8, 2008, September 5, 2008 (two filings), September 15, 2008, September 24, 2008, September 26, 2008, October 29, 2008 (two filings), November 7, 2008, December 9, 2008, December 17, 2008, December 18, 2008, December 29, 2008, January 5, 2009, January 7, 2009, January 22, 2009 and January 27, 2009 (other than the portions of those documents furnished or otherwise not deemed to be filed); and

•	Our registration statement on Form S-4 filed with the SEC on November 3, 2008, and Amendment No.1 to Form S-4 filed with the SEC on November 14, 2008.

On the written or oral request of each person, including any beneficial owner, to whom a copy of this prospectus is delivered, we will provide, without charge, a copy of any or all of the documents incorporated in this prospectus or in any related prospectus supplement by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

Written requests for copies should be directed to Hampton Roads Bankshares, Inc., 999 Waterside Drive, Suite 200, Norfolk, Virginia 23510, Attention: Tiffany K. Glenn. Telephone requests for copies should be directed to (757) 217-1000.

You should rely only upon the information provided in this document, or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover or the date given in the applicable document.

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SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” our financial statements and the notes thereto incorporated by reference to our annual report and quarterly reports, and the other documents we refer to and incorporate by reference in this prospectus for a more complete understanding of us and this offering before making an investment decision. In particular, we incorporate important business and financial information in this prospectus by reference.

Hampton Roads Bankshares, Inc.

Hampton Roads Bankshares, Inc. is a bank holding company organized under the laws of the Commonwealth of Virginia and is registered under the federal Bank Holding Company Act. We have three banking subsidiaries—Bank of Hampton Roads, Gateway Bank & Trust Co. and Shore Bank, which collectively have 63 offices in Virginia, North Carolina and Maryland.

At September 30, 2008, we had consolidated total assets of $918 million, net loans of $797 million, deposits of $675 million and shareholders’ equity of $109 million.

On December 31, 2008, we completed the acquisition of Gateway Financial Holdings, Inc., a corporation that was organized under the laws of the State of North Carolina and was registered as a financial holding company with the Federal Reserve Board. As a result of the acquisition, Gateway Bank & Trust Co., previously a wholly-owned subsidiary of Gateway Financial Holdings, Inc., became a wholly-owned subsidiary of the Company. For more information on this acquisition, see the section entitled “Recent Developments” beginning on page 2.

Our common stock is traded on the Nasdaq Global Select Market under the ticker symbol “HMPR.” Our principal executive offices are located at 999 Waterside Drive, Suite 200, Norfolk, Virginia 23510 and our telephone number is (757) 217-1000.

Securities Being Offered

On December 31, 2008, we entered into a Letter Agreement and a Securities Purchase Agreement — Standard Terms with the United States Department of the Treasury (“Treasury”), pursuant to which we sold to Treasury (i) 80,347 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, having a liquidation preference of $1,000 per share, and (ii) a ten-year warrant to purchase up to 1,325,858 shares of our common stock, $0.625 par value per share, at an initial exercise price of $9.09 per share. The warrant was immediately exercisable upon its issuance and will expire on December 31, 2018.

The issuance of the Series C Preferred Stock and the warrant were completed in a private placement to Treasury exempt from the registration requirements of the Securities Act of 1933. We were required under the terms of the Securities Purchase Agreement to register for resale the Series C Preferred Stock, the warrant and the shares of our common stock underlying the warrant. The terms of the Series C Preferred Stock, the warrant and our common stock are described under “Description of the Warrant” and “Description of Capital Stock.” The Securities Purchase Agreement was attached as Exhibit 10.1 to our Current Report on Form 8-K filed on January 5, 2009 and incorporated into this prospectus by reference. See “Where You Can Find More Information.”

RECENT DEVELOPMENTS

On December 31, 2008, we completed a merger with Gateway Financial Holdings, Inc., whereby Gateway Bank & Trust Co. became our wholly-owned subsidiary. In connection with this acquisition, we issued approximately 8.6 million shares of our common stock, 23,266 shares of our Series A Preferred Stock, 37,550 shares of our Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock to the Gateway Financial Holdings, Inc. shareholders. Gateway Bank & Trust Co. has a total of thirty-seven full-service financial centers—twenty-one in Virginia: Virginia Beach (7), Richmond (6), Chesapeake (3), Emporia (2), Suffolk, Norfolk, and Charlottesville; and sixteen in North Carolina: Chapel Hill, Elizabeth City (3), Edenton, Kitty Hawk (2), Raleigh (3), Moyock, Nags Head, Plymouth, Roper, Wake Forest and Wilmington. The bank provides insurance through its Gateway Insurance Services, Inc. subsidiary, brokerage services through its Gateway Investment Services, Inc. subsidiary, mortgage banking services through its Gateway Bank Mortgage, Inc. subsidiary, and title insurance services through its Gateway Title Agency, Inc. subsidiary.

As of September 30, 2008, Gateway Financial Holdings, Inc. reported, on a consolidated basis, total assets of $2,280 million, net loans of $1,809 million, deposits of $1,834 million and shareholders’ equity of $164 million.

RISK FACTORS

An investment in our securities involves significant risks. You should carefully consider the risks and uncertainties and the risk factors set forth in the documents and reports filed with the SEC that are incorporated by reference into this prospectus, including, but not limited to, the risk factors provided in our Registration Statement on Form S-4 filed with the SEC on November 3, 2008 (as amended on November 14, 2008), any risks described in any applicable prospectus supplement and the risks relating to our common stock described below, before you make an investment decision regarding the securities. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Relating to the Merger with Gateway Financial Holdings, Inc.

The integration of the operations of Hampton Roads Bankshares, Inc. and Gateway Financial Holdings, Inc. may be more difficult than anticipated.

The success of the merger will depend on a number of factors, including (but not limited to) the Company’s ability to:

•	timely and successfully integrate the operations of the Company and Gateway Financial Holdings, Inc.;

•	successfully manage costs incurred in the merger, including payments to certain officers of Gateway Financial Holdings, Inc.;

•	successfully manage the continuing integration of the Company and Shore Financial Corporation;

•	maintain existing relationships with depositors in Gateway Bank & Trust Co. to minimize withdrawals of deposits;

•	maintain and enhance existing relationships with borrowers;

•	limit unanticipated losses from loans;

•	control the incremental non-interest expense from the Company to maintain overall operating efficiencies;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on the Company’s results of operations;

•	retain and attract qualified personnel at the Company; and

•	compete effectively in the communities served by the Company’s depositors.

Risks Relating to the Company

The Company depends on the services of key personnel.

The loss of any of these personnel could disrupt the Company’s operations, and its business could suffer. The Company’s success depends substantially on the banking relationships maintained with its customers and the skills and abilities of its executive officers and senior lending officers. The Company has entered into employment agreements with the following executive officers:

Jack W. Gibson	Vice Chairman and Chief Executive Officer

Douglas J. Glenn	Executive Vice President and General Counsel

D. Ben Berry	President

Julie R. Anderson	Executive Vice President and Chief Credit Officer

Scott C. Harvard	Executive Vice President for Delmarva Operations

Lorelle L. Fritsch	Senior Vice President and Chief Financial Officer

Tiffany K. Glenn	Executive Vice President—Investor Relations and Corporate Secretary

Gregory P. Marshall	Executive Vice President and Commercial Loan Officer

Renee’ R. McKinney	Executive Vice President and Chief Operations Officer

David R. Twiddy	Executive Vice President

The existence of such agreements, however, does not necessarily assure that the Company will be able to continue to retain their services. They provide valuable services to the Company and the unexpected loss of one or more of them could have an adverse impact on the Company’s business and possibly result in reduced revenues and earnings.

The Company’s business success also is dependent upon its ability to continue to attract, hire, motivate, and retain skilled personnel to develop new customer relationships, as well as new financial products and services. Many experienced banking professionals employed by the Company’s competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and the Company cannot assure you that it will be successful in attracting, hiring, motivating, or retaining them.

The Company’s future success is dependent on its ability to compete effectively in a highly competitive banking industry.

The Company faces vigorous competition from other banks and other financial institutions, including savings and loan associations, finance companies, and credit unions for deposits, loans, and other financial services in its market area. A number of these banks and other financial institutions are significantly larger than the Company and have substantially greater access to capital and other resources, as well as larger lending limits and branch networks, and offer a wider array of banking services. In addition, the Company also competes with other providers of financial services, such as money market mutual funds, consumer finance companies, mortgage companies, insurance companies, and governmental organizations that may offer more favorable financing than it can. Many of the Company’s non-bank competitors are not subject to the same extensive regulations that govern it. As a result, these non-bank competitors have advantages over the Company in providing certain services. The competition may reduce or limit the Company’s margins and its market share and may adversely affect its results of operations and financial condition.

Because of the Company’s business of lending for construction and land development, a downturn in real estate markets could increase its credit losses and negatively affect its financial results.

The Company’s loan portfolio includes a substantial amount of loans for construction and land development. At December 31, 2008 and prior to the merger with Gateway Financial Holdings, Inc., the Company had loans of $870.5 million, or 33.32% of total loans, outstanding to finance construction and land development. If the market for new housing should experience a significant slowdown, it could impact the value of loan collateral, the ability of borrowers to meet required principal and/or interest payments, and, potentially, the volume of loan losses. The Company is subject to the risk of loan defaults and foreclosures as the result of being in the lending business. In spite of the Company’s efforts to limit exposure to credit risk, it cannot eliminate it entirely. As a result, loan losses, whether from construction and land development loans or other loans in the Company’s portfolio, may occur in the future and could affect operating results adversely.

If the Company’s allowance for loan losses becomes inadequate, its results of operations may be adversely affected.

If current trends in the housing and real estate markets continue, the Company expects that it will experience higher than normal delinquencies and credit losses. Moreover, if a prolonged recession occurs the Company expects that it could severely impact economic conditions in its market areas and that it could experience significantly higher delinquencies and credit losses. As a result, the Company may be required to make increases in its provision for loan losses and to charge off loans in the future, which could adversely affect its results of operations. Additionally, the Company maintains an allowance for loan losses that it believes is a reasonable estimate of known and inherent losses in its loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans, historical loan loss experience, and both local and national economic conditions and trends. The amount of losses is susceptible to changes in economic, operating, and other conditions, including changes in interest rates, which may be beyond the Company’s control, and these losses may exceed its estimates. The Company cannot predict with certainty the amount of losses that may be sustained or that its allowance for loan losses will be adequate in the future. The Company may elect to make increases in its provision for loan losses in the future, particularly if economic conditions continue to deteriorate, which also could have a material adverse effect on the Company’s financial condition and results of operations.

Changes in interest rates could negatively impact the Company’s results of operations.

The Company’s results of operations depend to a large extent on its net interest income, which is the difference between the interest income received on earning assets, such as loans, investment securities, and short-term investments, and interest expense incurred on deposit accounts and borrowings. The amount of net interest income the Company earns is influenced by market rates of interest, which in turn are influenced by monetary policy and other external factors, including competition. Net interest income also is influenced by the Company’s asset and liability management policies, the volume of its interest bearing assets and liabilities, and changes in the mix of those assets and liabilities, as well as growth in the respective categories. The relationship of interest rate changes to the Company’s financial condition and its results of operations is complex, however, as an asset-sensitive financial institution, the Company’s net interest income is likely to decline in a declining interest rate environment and to increase in an increasing interest rate environment. The Company uses various techniques to analyze the effects of changes in interest rates and utilizes various strategies intended to mitigate any adverse effects. Due to the fact that most of the Company’s assets and liabilities are interest bearing instruments, its financial condition and results of operation are subject to interest rate risk. Although the Company attempts to manage interest rate risk, it cannot eliminate it.

Governmental and regulatory changes may adversely affect the Company’s cost structure.

The Company is subject to extensive regulation by state and federal regulatory authorities. In addition, as a public company the Company is subject to securities laws and standards imposed by the Sarbanes-Oxley Act. Because the Company is a relatively small company, the costs of compliance are disproportionate compared with much larger organizations. Continued growth of legal and regulatory compliance mandates could adversely affect the Company’s expenses and future results of operations. In addition, government and regulatory authorities have the power to impose rules or other requirements, including requirements that the Company is unable to anticipate, that could have an adverse impact on its results of operations.

The Company faces a variety of threats from technology based frauds and scams.

Financial institutions are a prime target of criminal activities through various channels of information technology. The Company attempts to mitigate risk from such activities through policies, procedures, and preventative and detective measures. In addition, the Company maintains insurance coverage designed to provide a level of financial protection to its business. However, risks posed by business interruption, fraud losses, business recovery expenses, and other potential losses or expenses that may be experienced from a significant event are not readily predictable and, therefore, could have an impact on the Company’s results of operations.

If the Company needs capital in the future, it may not be able to obtain it on terms that are favorable. This could negatively affect the Company’s performance and the value of its common stock.

The Company anticipates that it will be able to support the generation of additional deposits at new branch locations through the acquisition of Gateway Bank & Trust Co. However, the Company may need to raise capital in the future to support its operations and to maintain and restructure its capital levels. The Company’s ability to raise capital through the sale of additional securities will depend primarily upon its financial condition and the condition of financial markets at that time. The Company may not be able to obtain capital in the amounts or on terms satisfactory to it.

Banking regulators have broad enforcement power, but regulations are meant to protect depositors, and not investors.

The Company is subject to supervision by several governmental regulatory agencies. These regulations, and the interpretation and application of them by regulators, are beyond the Company’s control, may change rapidly and unpredictably and can be expected to influence its earnings and growth. In addition, these regulations may limit its growth and the return to investors by restricting activities such as the payment of dividends, mergers with, or acquisitions by, other institutions, investments, loans and interest rates, interest rates paid on deposits and the creation of branch offices. Although these regulations impose costs upon the Company, they are intended to protect depositors, and you should not assume that they protect your interests as a shareholder. The regulations to which the Company is subject may not always be in the best interests of investors.

There is a limited trading market for the Company’s common stock, which may adversely impact your ability to sell your shares and the price you receive for your shares.

Although the Company’s common stock trades on the Nasdaq Global Select Market and a number of brokers offer to make a market in the common stock on a regular basis, there may be limited liquidity for the Company’s common stock, which may make it difficult to buy or sell the common stock, may negatively affect the price of the common stock and may cause volatility in the price of the common stock.

Virginia law and the provisions of the Company’s articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of its common stock that would be willing to pay you a premium for your shares of the Company’s common stock.

The Company’s articles of incorporation and bylaws contain provisions that may be deemed to have the effect of discouraging or delaying uninvited attempts by third parties to gain control of it. These provisions include the division of the Company’s board of directors into classes and the ability of its board to set the price, term and rights of, and to issue, one or more series of the Company’s preferred stock. Similarly, the Virginia Stock Corporation Act contains provisions designed to protect Virginia corporations and employees from the adverse effects of hostile corporate takeovers. These provisions reduce the possibility that a third party could effect a change in control without the support of the Company’s incumbent directors. These provisions may also strengthen the position of current management by restricting the ability of shareholders to change the composition of the board, to affect its policies generally and to benefit from actions which are opposed by the current board.

The Company’s directors and officers have significant voting power.

The Company’s present officers and directors beneficially own 16.2% of its common stock. By voting against a proposal submitted to shareholders, the directors and officers may be able to make approval more difficult for proposals requiring the vote of shareholders such as mergers, share exchanges, asset sales and amendments to the Company’s articles of incorporation.

Risks Relating to the Series C Preferred Stock, the Warrant and the Company’s Common Stock

The Series C Preferred Stock is equity and is subordinate to all of the Company’s existing and future indebtedness; regulatory and contractual restrictions may limit or prevent it from paying dividends on the Series C Preferred Stock and its common stock; and the Series C Preferred Stock places no limitations on the amount of indebtedness the Company and its subsidiaries may incur in the future.

Shares of the Series C Preferred Stock are equity interests in the Company and do not constitute indebtedness. As such, the Series C Preferred Stock, like the Company’s common stock, ranks junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series C Preferred Stock, as with the Company’s common stock, (1) dividends are payable only when, as and if authorized and declared by, the Board of Directors and depend on, among other things, the Company’s results of operations, financial condition, debt service requirements, other cash needs and any other factors the Board of Directors deems relevant, and (2) as a Virginia corporation, under Virginia law the Company is subject to restrictions on payments of dividends out of lawfully available funds.

As a bank holding company, the Company’s ability to declare and pay dividends is dependent on certain federal regulatory considerations. The Company is an entity separate and distinct from its principal subsidiaries, Bank of Hampton Roads, Gateway Bank & Trust Co. and Shore Bank, and derives substantially all of its revenue in the form of dividends from those subsidiaries. Accordingly, the Company is and will be dependent upon dividends from Bank of Hampton Roads, Gateway Bank & Trust Co. and Shore Bank to pay the principal of and interest on its indebtedness, to satisfy its other cash needs and to pay dividends on the Series C Preferred Stock and its common stock. Bank of Hampton Roads’, Gateway Bank & Trust Co.’s and Shore Bank’s ability to pay dividends is subject to their ability to earn net income and to meet certain regulatory requirements. In the event the banks are unable to pay dividends to the Company, it may not be able to service its debt, pay its obligations or pay dividends on the common stock or the Series C Preferred Stock.

In addition, the Series C Preferred Stock does not limit the amount of debt or other obligations the Company or its subsidiaries may incur in the future. Accordingly, the Company and its subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series C Preferred Stock or to which the Series C Preferred Stock will be structurally subordinated.

The prices of the Series C Preferred Stock and the Company’s common stock may fluctuate significantly, and this may make it difficult for you to resell the Series C Preferred Stock and/or common stock when you want or at prices you find attractive.

There currently is no market for the Series C Preferred Stock, and the Company cannot predict how the Series C Preferred Stock or its common stock will trade in the future. The market value of the Series C Preferred Stock and the common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond the Company’s control, as well as the other factors described in this “Risk Factors” section:

•	actual or anticipated quarterly fluctuations in the Company’s operating and financial results;

•	developments related to investigations, proceedings or litigation that involve the Company;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions and financings;

•	actions of the Company’s current shareholders, including sales of common stock by existing shareholders and the Company’s directors and executive officers;

•	fluctuations in the stock price and operating results of the Company’s competitors;

•	regulatory developments; and

•	developments related to the financial services industry.

The market value of the Series C Preferred Stock and the common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, the Series C Preferred Stock and common stock and (ii) sales of substantial amounts of the Series C Preferred Stock or common stock in the market, in each case that could be unrelated or disproportionate to changes in the Company’s operating performance. These broad market fluctuations may adversely affect the market value of the Series C Preferred Stock and common stock.

There may be future sales of additional common stock or preferred stock or other dilution of the Company’s equity, which may adversely affect the market price of the Company’s common stock or the Series C Preferred Stock.

The Company is not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market value of the Company’s common stock or the Series C Preferred Stock could decline as a result of sales by the Company of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

Risks Specific to the Series C Preferred Stock

An active trading market for the Series C Preferred Stock may not develop.

The Series C Preferred Stock is not currently listed on any securities exchange and the Company does not anticipate listing the Series C Preferred Stock on an exchange unless it are requested to do so by Treasury pursuant to the securities purchase agreement between the Company and Treasury. There can be no assurance that an active trading market for the Series C Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market value and liquidity of the Series C Preferred Stock may be adversely affected.

The Series C Preferred Stock may be junior in rights and preferences to the Company’s future preferred stock.

Subject to approval by the holders of at least 66 2/3% of the shares of Series C Preferred Stock then outstanding, voting together as a separate class, the Company may issue preferred stock in the future the terms of which are expressly senior to the Series C Preferred Stock. The terms of any such future preferred stock expressly senior to the Series C Preferred Stock may restrict dividend payments on the Series C Preferred Stock. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of the Company’s outstanding preferred stock senior to the Series C Preferred Stock have been paid for the relevant periods, no dividends will be paid on the Series C Preferred Stock, and no shares of the Series C Preferred Stock may be repurchased, redeemed, or otherwise acquired by us. This could result in dividends on the Series C Preferred Stock not being paid when contemplated. In addition, in the event of the Company’s liquidation, dissolution or winding-up, the terms of the senior preferred stock may prohibit it from making payments on the Series C Preferred Stock until all amounts due to holders of the senior preferred stock in such circumstances are paid in full.

Holders of the Series C Preferred Stock have limited voting rights.

Until and unless the Company is in arrears on its dividend payments on the Series C Preferred Stock for six dividend periods, whether or not consecutive, the holders of the Series C Preferred Stock will have no voting rights except with respect to certain fundamental changes in the terms of the Series C Preferred Stock and certain other matters and except as may be required by Virginia law. If dividends on the Series C Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the total number of positions on the Company’s Board of Directors will automatically increase by two and the holders of the Series C Preferred Stock, acting as a class with any other parity securities having similar voting rights, will have the right to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when the Company has paid in full all accrued and unpaid dividends for all past dividend periods. See “Description of Capital Stock.” Based on the current number of members of the Company’s Board of Directors, directors elected by the holders of the common stock would have a controlling majority of the board and would be able to take any action approved by them notwithstanding any objection by the directors elected by the holders of the Series C Preferred Stock.

If the Company is unable to redeem the Series C Preferred Stock after five years, the cost of this capital will increase substantially.

If the Company is unable to redeem the Series C Preferred Stock prior to February 15, 2014, the cost of this capital will increase substantially on that date, from 5.0% per annum to 9.0% per annum. See “Description of Capital Stock.” Depending on the Company’s financial condition at the time, this increase in the annual dividend rate on the Series C Preferred Stock could have a material negative effect on its liquidity.

Risks Specific to the Common Stock

The Company has issued three series of preferred stock that will have rights that are senior to those of its common shareholders and the warrant the Company issued to Treasury may be dilutive to holders of common stock.

The Company has issued 23,266 shares of Series A Preferred Stock, 37,550 shares of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock and 80,347 shares of Series C Preferred Stock. Each of the series of preferred stock of the Company issued is senior to its shares of common stock. As a result, the Company must make dividend payments on each series of the preferred stock before any dividends can be paid on its common stock and, in the event of its bankruptcy, dissolution or liquidation, the holders of each series of the preferred stock must be satisfied before any distributions can be made on its common stock. The Company has the right to defer distributions on its preferred stock for any period of time, during which time no dividends may be paid on its common stock. The dividends declared on the Series A Preferred Stock, Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock and Series C Preferred Stock will reduce the net income available to common shareholders and the Company’s earnings per common share. Additionally, the ownership interest of the existing holders of common stock will be diluted to the extent the warrant the Company issued to Treasury in conjunction with the sale to Treasury of the Series C Preferred Stock is exercised. The shares of common stock underlying the warrant represent approximately 5.68% of the shares of the Company’s common stock outstanding as of January 28, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding). Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.

The securities purchase agreement between the Company and Treasury limits the Company’s ability to pay dividends on and repurchase its common stock.

The securities purchase agreement between the Company and Treasury provides that prior to the earlier of (i) December 31, 2011 and (ii) the date on which all of the shares of the Series C Preferred Stock have been redeemed by the Company or transferred by Treasury to third parties, the Company may not, without the consent of Treasury, (a) increase the cash dividend on its common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of its common stock or preferred stock other than the Series C Preferred Stock or trust preferred securities. In addition, the Company is unable to pay any dividends on its common stock unless it is current in its dividend payments on the Series C

Preferred Stock. These restrictions could have a negative effect on the value of the Company’s common stock. Moreover, holders of common stock are entitled to receive dividends only when, as and if declared by the Company’s Board of Directors. Although the Company has historically paid cash dividends on its common stock, it is not required to do so and the Board of Directors could reduce or eliminate the Company’s common stock dividend in the future.

FORWARD-LOOKING STATEMENTS

This prospectus contains data and information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995). You can identify these forward-looking statements because they may include terms such as “believes,” “anticipates,” “intends,” “expects,” or similar expressions and may include discussions of future strategy. The Company cautions you not to rely unduly on any forward-looking statements in this prospectus. These forward-looking statements are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the results expressed in these forward-looking statements.

Factors that might cause such a difference include the following:

•	the ability to successfully integrate Gateway Bank & Trust Co. into the Company;

•

the integration of Gateway Bank & Trust Co. into the Company may be substantially more expensive to complete and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events;

•

a continuation of recent turbulence in significant portions of the U.S. and global financial markets, particularly if it worsens, could impact the Company’s performance, both directly by affecting its revenues and the value of its assets and liabilities and indirectly by affecting its counterparties and the economy generally;

•	a material adverse change in the financial condition, results of operations or prospects of the Company;

•	the ability to fully realize any cost savings and revenues or the ability to realize them on a timely basis;

•	the risk of borrower, depositor and other customer attrition after the transaction is completed;

•	a change in general business and economic conditions;

•	changes in the interest rate environment, deposit flows, loan demand, real estate values, and competition;

•	changes in accounting principles, policies or guidelines;

•	changes in legislation and regulation;

•	other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services; and

•	the failure of the Company to continue to qualify as “well-capitalized.”

Further information on other factors that could affect us is included in the SEC filings incorporated by reference in this prospectus. See also “Risk Factors” contained herein and therein.

USE OF PROCEEDS

The Company will not receive any proceeds from any sale of the securities by the selling securityholders.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth the Company’s consolidated ratio of earnings to fixed charges for each of the periods indicated:

Year Ended December 31					Nine Months Ended September 30
2007	2006	2005	2004	2003	2008
1.7	2.0	2.4	2.6	2.4	1.6

In computing the ratio of earnings to fixed charges, earnings have been based on income from continuing operations before income tax provision plus fixed charges. Fixed charges consist of interest expense and the portion of rental expense on operating leases attributable to interest.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary of the material provisions of our Articles of Incorporation, as amended, and Bylaws, as amended. Copies of the Articles of Incorporation, as amended, and Bylaws, as amended, have been filed with the Securities and Exchange Commission and are incorporated into this prospectus.

General

Our authorized capital stock consists of 40,000,000 shares of common stock, $0.625 par value per share, and 1,000,000 shares of undesignated preferred stock, no par value per share. As of January 28, 2009, there were 22,011,924 shares of common stock outstanding, 23,266 shares of Series A Preferred Stock outstanding, 37,550 shares of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock outstanding and 80,347 shares of Series C Preferred Stock outstanding.

Common Stock

Voting Rights

Each holder of shares of common stock is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors.

Dividends

Holders of shares of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor. We are a corporation separate and distinct from Bank of Hampton Roads, Gateway Bank & Trust Co. and Shore Bank and the other subsidiaries. Since most of our revenues will be received by us in the form of dividends or interest paid by our subsidiaries, our ability to pay dividends will be subject to regulatory restrictions.

No dividend will be declared or paid during any calendar year on the common stock unless and until there has been paid in full (or set apart for purposes of such payment) to the holders of the Company’s Series A Preferred Stock, Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock and Series C Preferred Stock, at least a pro rata portion of the stated annual dividend on such shares of preferred stock for that calendar year, at their respective rates, through the date on which the Company proposes to pay the cash dividend on the common stock. See “Preferred Stock” below.

No Preemptive or Conversion Rights

Holders of shares of our common stock do not have preemptive rights to purchase additional shares of our common stock, and have no conversion or redemption rights.

Calls and Assessments

All of the issued and outstanding shares of our common stock are non-assessable and non-callable.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities, including the payments on the Company’s Series A Preferred Stock, Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock and Series C Preferred Stock described below.

Preferred Stock

Summarized below are the material terms of our preferred stock, including the Series A Preferred Stock, the Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock and the Series C Preferred Stock.

General Provisions Relating to Preferred Stock

Our board of directors is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. Our board is also authorized to fix the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock.

Our board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of our common stock and, under certain circumstances, discourage an attempt by others to gain control of us.

The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, our future capital needs, then existing market conditions and other factors that, in the judgment of the our board, might warrant the issuance of preferred stock.

Series A Preferred Stock

Designation

In connection with the merger with Gateway Financial Holdings, Inc., the Company established the Series A Preferred Stock. There are currently 23,266 shares Company’s Series A Preferred Stock outstanding.

Dividends

The holders of shares of the Company’s Series A Preferred Stock are entitled to receive cash dividends at an annual rate of 8.75%. Dividends on the Series A Preferred Stock are not cumulative on a year-to-year basis. Dividends are payable as they are declared by the Company’s board of directors at such time or times as it elects, and no holder of Series A Preferred Stock has any right to receive any dividend unless and until that dividend has been declared by the board of directors.

Liquidation

In the event of liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to be paid first out of the assets of the Company available for distribution to holders of capital stock of all classes (whether such assets are capital, surplus or earnings), an amount equal to $1,000.00 per share of Series A Preferred Stock, plus the amount of any dividend on such share which has been declared by the board of directors:

•	before any distribution or payment is made to any common shareholders or holders of any other class or series of capital stock of the Company designated to be junior to the Series A Preferred Stock;

•

subject to the liquidation rights of the Company’s Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock and Series C Preferred Stock, which are designated on a parity with the Series A Preferred Stock with respect to liquidation preferences; and

•

subject to the liquidation rights and preferences of any class or series of preferred stock designated in the future to be senior to, or on a parity with, the Series A Preferred Stock with respect to liquidation preferences.

After payment in full of the liquidation preference to the holders of Series A Preferred Stock, holders of the Series A Preferred Stock will have no right or claim to any of the remaining available assets.

Voting

Shares of Series A Preferred Stock are non-voting shares, and holders of Series A Preferred Stock have no right to vote on matters submitted to a vote of the Company’s shareholders except to the extent such voting rights are required by applicable law.

Redemption

The Company has the right and option to redeem all or a portion of the outstanding shares of Series A Preferred Stock at the rate of $1,000.00 for each share of Series A Preferred Stock.

Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock

Designation

In connection with the merger with Gateway Financial Holdings, Inc., the Company established the Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock. There are currently 37,550 shares Company’s Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock outstanding.

Dividends

The holders of shares of the Company’s Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock are entitled to receive cash dividends at an annual rate of 12.0%. Dividends on the Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock are not cumulative on a year-to-year basis. Dividends are payable as they are declared by the Company’s board of directors at such time or times as it elects, and no holder of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock has any right to receive any dividend unless and until that dividend has been declared by the board of directors.

Liquidation

In the event of liquidation, dissolution or winding up of the Company, the holders of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock are entitled to be paid first out of the assets of the Company available for distribution to holders of capital stock of all classes (whether such assets are capital, surplus or earnings), an amount equal to $1,000.00 per share of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock, plus the amount of any dividend on such share which has been declared by the board of directors:

•

before any distribution or payment is made to any common shareholders or holders of any other class or series of capital stock of the Company designated to be junior to the Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock;

•

subject to the liquidation rights of the Company’s Series A Preferred Stock and Series C Preferred Stock, which will be designated on a parity with the Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock, with respect to liquidation preferences; and

•

subject to the liquidation rights and preferences of any class or series of preferred stock designated in the future to be senior to, or on a parity with, the Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock with respect to liquidation preferences.

After payment in full of the liquidation preference to the holders of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock, holders of the Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock will have no right or claim to any of the remaining available assets.

Voting

Shares of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock are non-voting shares, and holders of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock have no right to vote on matters submitted to a vote of the Company’s shareholders except to the extent such voting rights are required by applicable law.

Redemption

After October 1, 2009, the Company will have the right and option to redeem all or a portion of the outstanding shares of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock at the rate of $1,000.00 for each share of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock.

Series C Preferred Stock

Designation

In connection with the Letter Agreement dated December 31, 2008, and the related Securities Purchase Agreement — Standard Terms with Treasury, the Company established the Series C Preferred Stock. There are currently 80,347 shares Company’s Series C Preferred Stock outstanding.

Dividends

Holders of shares of Series C Preferred Stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series C Preferred Stock with respect to each dividend period from December 31, 2008 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of shares of Series C Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series C Preferred Stock with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series C Preferred Stock are payable to holders of record of shares of Series C Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the Series C Preferred Stock, we must provide written notice to the holders of shares of Series C Preferred Stock prior to the applicable dividend payment date.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

Priority of Dividends and Payments Upon Liquidation

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series C Preferred Stock will rank:

•	senior to our common stock and all other new issuances of equity securities designated as ranking junior to the Series C Preferred Stock; and

•

at least equally with all other equity securities designated as ranking on a parity with the Series C Preferred Stock, or parity stock, including shares of our Series A Preferred Stock and Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock, with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up.

So long as any shares of Series C Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, we may not pay or declare any dividends on our common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series C Preferred Stock for all prior dividend periods, other than:

•

purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•

purchases or other acquisitions by any of our broker-dealer subsidiaries, of which we currently have none, solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

•

purchases or other acquisitions by any of our broker-dealer subsidiaries, of which we currently have none, for resale pursuant to an offering by us of our stock that is underwritten by the related broker-dealer subsidiary;

•	any dividends or distributions of rights or junior stock in connection with any shareholders’ rights plan or repurchases of rights pursuant to any shareholders’ rights plan;

•	acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not us or a subsidiary of us, including as trustee or custodian; and

•

the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 31, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefore, on the Series C Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series C Preferred Stock), with respect to the Series C Preferred Stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series C Preferred Stock from time to time out of any funds legally available for such payment, and the Series C Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

The Series C Preferred Stock may not be redeemed prior to February 15, 2012 unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $20,086,750, which equals 25% of the aggregate liquidation amount of the Series C Preferred Stock on the date of issuance. In such a case, we may redeem the Series C Preferred Stock, subject to the approval of Federal Reserve Board, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by us after December 31, 2008, to persons other than us or our subsidiaries, of shares of perpetual preferred stock, common stock or a combination thereof, that in each case qualify as Tier 1 capital at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve Board. Qualified equity offerings do not include issuances made in connection with acquisitions, issuances of trust preferred securities and issuances of common stock and/or perpetual preferred stock made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008.

After February 15, 2012, the Series C Preferred Stock may be redeemed at any time, subject to the approval of the Federal Reserve Board, in whole or in part, subject to notice as described below.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series C Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series C Preferred Stock have no right to require the redemption or repurchase of the Series C Preferred Stock.

If we seek to redeem fewer than all of the outstanding shares of Series C Preferred Stock, we will select the shares we will redeem either pro rata from the holders of record of shares of Series C Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

We will mail notice of any redemption of Series C Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series C Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series C Preferred Stock designated for redemption will not affect the redemption of any other Series C Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place of redemption and the number of shares of Series C Preferred Stock we will redeem (and, if less than all shares of Series C Preferred Stock held by the applicable holder, the number of shares we will redeem from the holder).

Shares of Series C Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series C Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series C Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series C Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series C Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series C Preferred Stock and other shares of parity stock including our Series A Preferred Stock and Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock, will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series C Preferred Stock has been paid in full to all holders of Series C Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series C Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series C Preferred Stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series C Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of Series C Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Global Select Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series C Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors of the Company will be reduced by the number of preferred stock directors that the holders of Series C Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series C Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series C Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Series C Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of organization, the vote or consent of the holders of at least 66 2/3% of the shares of Series C Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•

any amendment or alteration of our articles of organization to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series C Preferred Stock with respect to payment of dividends and/or distribution of assets upon our liquidation, dissolution or winding up;

•

any amendment, alteration or repeal of any provision of the certificate of designations for the Series C Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series C Preferred Stock; or

•

any consummation of a binding share exchange or reclassification involving the Series C Preferred Stock or of a merger or consolidation of us with another entity, unless the shares of Series C Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Series C Preferred Stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series C Preferred Stock, taken as a whole.

To the extent of the voting rights of the Series C Preferred Stock, each holder of Series C Preferred Stock will have one vote for each $1,000 of liquidation preference to which such holder’s shares of Series C Preferred Stock are entitled.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series C Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series C Preferred Stock to effect the redemption.

Certain Provisions of the Articles of Incorporation, Bylaws and Virginia Law

General

Our articles of incorporation and bylaws contain provisions that could make more difficult an acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids as well as to encourage persons seeking to acquire control to first negotiate with us. Although these provisions may have the effect of delaying, deferring or preventing a change in control, we believe that the benefits of increased protection through the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Classified Board of Directors

Our articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Increasing the Number of Directors

Under Virginia law, the articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the board of directors. Pursuant to our articles of incorporation, our board of directors shall consist of not less than eight nor more than 24 persons.

Action of Shareholders by Written Consent

Under Virginia law, the articles of incorporation may provide that any action required to be adopted or taken at a shareholders’ meeting may be adopted or taken without a meeting, and without prior notice, if consents in writing setting forth the action so adopted or taken are signed, by the holders of outstanding shares having not less than the minimum number of votes that would be required to adopt or take the action at a meeting. Our articles of incorporation do not provide for such action and our bylaws specifically provide that any action which may be taken at a meeting of the shareholders may only be taken without a meeting if one or more consents, in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Therefore, any action of the shareholders by written consent requires the action of all shareholders entitled to vote.

Inability of Shareholders to Call Special Meetings

Pursuant to our bylaws, special meetings of shareholders may be called only by our president, the chairman of our board of directors or the board of directors. As a result, shareholders are not able to act on matters other than at annual shareholders meetings unless they are able to persuade the president, the chairman or a majority of the board of directors to call a special meeting.

Advance Notification Requirements

Our bylaws also require a shareholder who desires to nominate a candidate for election to the board of directors at an annual shareholders meeting to provide us advance notice of at least 45 days before the date the proxy statement for the last annual meeting was first mailed.

Affiliated Transactions

The Virginia Stock Corporation Act contains provisions governing “Affiliated Transactions.” Affiliated Transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Stock Corporation Act, an “Interested Shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the “Disinterested Directors.” A Disinterested Director means, with respect to a particular Interested Shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Shareholder.

The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements apply to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation’s Disinterested Directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. Hampton Roads Bankshares has not adopted such an amendment.

Control Share Acquisitions

The Virginia Stock Corporation Act also contains provisions regulating certain “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33/1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations. However, the bylaws of Hampton Roads Bankshares contain a provision that makes these provisions inapplicable to acquisitions of our common stock.

DESCRIPTION OF THE WARRANT

The following is a brief description of the terms of the warrant that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the warrant, a copy of which has been filed with the SEC and is also available upon request from us.

Shares of Common Stock Subject to the Warrant

The warrant is initially exercisable for 1,325,858 shares of our common stock. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $80.347 million, which is equal to 100% of the aggregate liquidation preference of the Series C Preferred Stock, the number of shares of common stock underlying the warrant then held by the selling securityholders will be reduced by 50% to 662,929 shares. The number of shares subject to the warrant are subject to the further adjustments described below under the heading “—Adjustments to the warrant.”

Exercise of the Warrant

The initial exercise price applicable to the warrant is $9.09 per share of common stock for which the warrant may be exercised. The warrant may be exercised at any time on or before December 31, 2018 by surrender of the warrant and a completed notice of exercise attached as an annex to the warrant and the payment of the exercise price for the shares of common stock for which the warrant is being exercised. The exercise price may be paid either by the withholding by the Company of such number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant determined by reference to the market price of our common stock on the trading day on which the warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the warrant is subject to the further adjustments described below under the heading “—Adjustments to the Warrant.”

Upon exercise of the warrant, certificates for the shares of common stock issuable upon exercise will be issued to the warrantholder. We will not issue fractional shares upon any exercise of the warrant. Instead, the warrantholder will be entitled to a cash payment equal to the market price of our common stock on the last day preceding the exercise of the warrant (less the pro-rated exercise price of the warrant) for any fractional shares that would have otherwise been issuable upon exercise of the warrant. We will at all times reserve the aggregate number of shares of our common stock for which the warrant may be exercised. We have listed the shares of common stock issuable upon exercise of the warrant with the Nasdaq Global Select Market.

Rights as a Shareholder

The warrantholder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the warrant has been exercised.

Transferability

The initial selling securityholder may not transfer a portion of the warrant with respect to more than 1,325,858 shares of common stock until the earlier of the date on which the Company has received aggregate gross proceeds from a qualified equity offering of at least $80.347 million and December 31, 2009. The warrant, and all rights under the warrant, are otherwise transferable.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted in the event we pay stock dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment. Until the earlier of December 31, 2011 and the date the initial selling securityholder no longer holds the warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors;

•

in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions (but do not include other private transactions); and

•	in connection with the exercise of preemptive rights on terms existing as of December 31, 2008.

Other Distributions. If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the warrant will be adjusted to reflect such distribution.

Certain Repurchases. If we affect a pro rata repurchase of common stock both the number of shares issuable upon exercise of the warrant and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation or similar transaction involving the Company and requiring shareholder approval, the warrantholder’s right to receive shares of our common stock upon exercise of the warrant shall be converted into the right to exercise the warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the warrant may be exercised, as if the warrant had been exercised prior to such merger, consolidation or similar transaction.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be affected in transactions, which may involve crosses or block transactions:

•

on any national securities exchange or quotation service on which the preferred stock or the common stock may be listed or quoted at the time of sale, including, as of the date of this prospectus, the Nasdaq Global Select Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In addition, any securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock issuable upon exercise of the warrant in the course of hedging the positions they assume. The selling securityholders may also sell short the common stock issuable upon exercise of the warrant and deliver common stock to close out short positions, or loan or pledge the common stock issuable upon exercise of the warrant to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, or the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq Global Select Market pursuant to Rule 153 under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

The warrant is not listed on an exchange and, unless requested by the initial selling securityholder, we do not intend to list the warrant on any exchange.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

SELLING SECURITYHOLDERS

On December 31, 2008, we issued the securities covered by this prospectus to the United States Department of the Treasury, which is the initial selling securityholder under this prospectus, in a transaction exempt from the registration requirements of the Securities Act. The initial selling securityholder, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the securities they own. The securities to be offered under this prospectus for the account of the selling securityholders are:

•	80,347 shares of our Series C Preferred Stock, representing all of our authorized, issued and outstanding shares of Series C Preferred Stock;

•	A warrant to purchase 1,325,858 shares of our common stock, representing beneficial ownership of approximately 5.68% of our common stock as of January 28, 2009; and

•	1,325,858 shares of our common stock, representing beneficial ownership of approximately 5.68% of our common stock as of January 28, 2009.

For purposes of this prospectus, we have assumed that, after completion of the offering covered by this prospectus, none of the securities covered by this prospectus will be held by the selling securityholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, the initial selling securityholder has sole voting and investment power with respect to the securities, subject to restrictions on exercise of voting rights on common stock issuable upon exercise of the warrant as described in “Description of the Warrant” above.

We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because currently no sale of any of the securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

Other than with respect to the acquisition of the securities, the initial selling securityholder has not had a material relationship with us.

Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

LEGAL MATTERS

The validity of the warrant and the common stock offered hereby will be passed upon for us by Williams Mullen, counsel to the Company. Attorneys employed by Williams Mullen beneficially owned an aggregate of approximately 4,500 shares of common stock as of January  16, 2009.

EXPERTS

The consolidated financial statements of the Company and subsidiaries as of December 31, 2007 and for the year then ended, incorporated by reference in this registration statement and prospectus, have been incorporated by reference herein and in the registration statement in reliance upon the report of Yount, Hyde & Barbour, P.C., independent registered public accountants, and upon the authority of Yount, Hyde & Barbour, P.C. as experts in accounting and auditing.

The consolidated financial statements of the Company and subsidiaries as of December 31, 2006, and for each of the years in the two-year period ended December 31, 2006, incorporated by reference in this registration statement and prospectus, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006. The Company has agreed to indemnify and hold KPMG harmless against any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on the Company’s past financial statements incorporated by reference in this registration statement and prospectus.

The consolidated balance sheets of Shore Financial Corporation and Shore Bank as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, incorporated by reference in this registration statement and prospectus, have been incorporated by reference herein and in the registration statement in reliance upon the report of Goodman & Company, L.L.P., independent certified public accountants, and upon the authority of Goodman & Company, L.L.P., as experts in accounting and auditing.

The consolidated financial statements of Gateway Financial Holdings, Inc. and its subsidiary as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, incorporated by reference in this registration statement and prospectus, have been incorporated by reference herein and in the registration statement in reliance upon the report of Dixon Hughes PLLC, independent registered public accounting firm, given upon the authority of Dixon Hughes PLLC, as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following sets forth our expenses in connection with the offering described in the Registration Statement (all of which we will bear).

SEC registration fee	$3,631.29	*
Legal fees and expenses	$35,000.00
Accountants’ fees and expenses	$(	**)
Printing expenses and other	$(	**)
Total expenses	$(	**)

*	Represents actual expenses. All other expenses are estimates

**	To be filed by amendment

Item 15.	Indemnification of Directors and Officers.

Article 10 of Chapter 9 of Title 13.1 of the Virginia Stock Corporation Act permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct prescribed by the Virginia Stock Corporation Act and a determination is made by the board of directors that such standard has been met. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which an officer or director is adjudged to be liable to the corporation, unless the court in which the proceeding took place determines that, despite such liability, such person is reasonably entitled to indemnification in view of all the relevant circumstances. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that personal benefit was improperly received by him. Corporations are given the power to make any other or further indemnity, including advancement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification of a director or officer is mandatory when he entirely prevails in the defense of any proceeding to which he is a party because he is or was a director or officer.

The bylaws of the Company contain provisions indemnifying the directors and officers of the Company to the full extent permitted by Virginia law. In addition, the articles of incorporation of the Company eliminate the personal liability of its Registrant’s directors and officers to the Company or its shareholders for monetary damages to the full extent permitted by Virginia law.

The foregoing is only a general summary of certain aspects of Virginia law and the Company’s articles of incorporation and bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Article 10 of Chapter 9 of Title 13.1 of the Virginia Stock Corporation Act and the articles of incorporation and bylaws of the Company.

Item 16.	Exhibits.

Exhibit No.	Description

3.1	Articles of Amendment to the Company’s Articles of Incorporation, designating the terms of the Fixed Rate Cumulative Perpetual Preferred Stock, Series C, filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 5, 2009 and incorporated herein by reference

4.1	Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series C, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 5, 2009 and incorporated herein by reference

4.2	Warrant to Purchase Shares of Common Stock, dated December 31, 2008, filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on January 5, 2009 and incorporated herein by reference

5.1	Opinion of Williams Mullen*

10.1	Letter Agreement, dated as of December 31, 2008, by and between the Company and the United States Department of the Treasury, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 5, 2009 and incorporated herein by reference

12.1	Statement Regarding Computation of Ratios

23.1	Consent of KPMG LLP*

23.2	Consent of Yount, Hyde & Barbour, P.C.*

23.3	Consent of Goodman & Company, L.L.P.*

23.4	Consent of Dixon Hughes PLLC*

23.5	Consent of Williams Mullen (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page hereto)

*	Filed herewith

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15 of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Norfolk, Commonwealth of Virginia, on January 27, 2009.

HAMPTON ROADS BANKSHARES, INC.

By:	/s/ Jack W. Gibson
Jack W. Gibson
Vice Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Jack W. Gibson, Emil A. Viola and Douglas J. Glenn their respective attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of these attorneys-in-fact, or their respective substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE

/s/ Emil A. Viola Emil A. Viola	Chairman of the Board	January 27, 2009

/s/ Jack W. Gibson Jack W. Gibson	Vice Chairman and Chief Executive Officer	January 27, 2009

/s/ Lorelle L. Fritsch Lorelle L. Fritsch	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	January 27, 2009

/s/ Douglas J. Glenn Douglas J. Glenn	Director, Executive Vice President and General Counsel	January 27, 2009

/s/ D. Ben Berry D. Ben Berry	Director and President	January 27, 2009

/s/ Scott C. Harvard Scott C. Harvard	Director and Executive Vice President for Delmarva Operations	January 27, 2009

/s/ William Brumsey, III	Director	January 27, 2009
William Brumsey, III

/s/ Henry P. Custis, Jr.	Director	January 27, 2009
Henry P. Custis, Jr.

/s/ Robert Y. Green, Jr.	Director	January 27, 2009
Robert Y. Green, Jr.

/s/ Herman A. Hall, III	Director	January 27, 2009
Herman A. Hall, III

/s/ Richard F. Hall, III	Director	January 27, 2009
Richard F. Hall, III

/s/ Robert R. Kinser	Director	January 27, 2009
Robert R. Kinser

/s/ Bobby L. Ralph	Director	January 27, 2009
Bobby L. Ralph

/s/ Billy G. Roughton	Director	January 27, 2009
Billy G. Roughton

/s/ Jordan E. Slone	Director	January 27, 2009
Jordan E. Slone

/s/ Roland Carroll Smith, Sr.	Director	January 27, 2009
Roland Carroll Smith, Sr.

/s/ Ollin B. Sykes	Director	January 27, 2009
Ollin B. Sykes

/s/ Frank T. Williams	Director	January 27, 2009
Frank T. Williams

/s/ W. Lewis Witt	Director	January 27, 2009
W. Lewis Witt

/s/ Jerry T. Womack	Director	January 27, 2009
Jerry T. Womack

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Amendment to the Company’s Articles of Incorporation, designating the terms of the Fixed Rate Cumulative Perpetual Preferred Stock, Series C, filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 5, 2009 and incorporated herein by reference

4.1	Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series C, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 5, 2009 and incorporated herein by reference

4.2	Warrant to Purchase Shares of Common Stock, dated December 31, 2008, filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on January 5, 2009 and incorporated herein by reference

5.1	Opinion of Williams Mullen*

10.1	Letter Agreement, dated as of December 31, 2008, by and between the Company and the United States Department of the Treasury, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 5, 2009 and incorporated herein by reference

12.1	Statement Regarding Computation of Ratios

23.1	Consent of KPMG LLP*

23.2	Consent of Yount, Hyde & Barbour, P.C.*

23.3	Consent of Goodman & Company, L.L.P.*

23.4	Consent of Dixon Hughes PLLC*

23.5	Consent of Williams Mullen (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page hereto)

*	Filed herewith